 Exhibit 7.1

Tenaris – Liquid financial assets over total assets

	At December 31,
Thousands of U.S. dollars	2020	2019	2018

Cash and cash equivalents	584,681	1,554,299	428,361
Other current investments	872,488	210,376	487,734
Bonds and other fixed income	239,422	18,012	113,829
Liquid financial assets	1,696,591	1,782,687	1,029,924
Total assets	13,716,189	14,842,991	14,251,299
Ratio	12%	12%	7%

Tenaris – Total Liabilities to Total Assets Ratio

	At December 31,
Thousands of U.S. dollars	2020	2019	2018

Total liabilities	2,269,716	2,656,619	2,375,807
Total assets	13,716,189	14,842,991	14,251,299
Ratio	0.17	0.18	0.17

Tenaris – Current borrowings to total borrowings

	At December 31,
Millions of U.S. dollars	2020	2019	2018

Current borrowings	303,268	781,272	509,820
Total borrowings	619,007	822,152	539,007
Ratio	0.49	0.95	0.95